SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

RELEVANT FACT

     BRASKEM S.A. (“Braskem”), in compliance with the provisions of CVM Instruction no. 358/02 is hereby informing its shareholders and the market as to the following:

AMENDMENT TO THE SHAREHOLDERS AGREEMENT
OF BOREALIS BRASIL S.A.

     In December, 2000, Braskem, through OPP Petroquímica S.A., together with Borealis A/S (“Borealis A/S”), set up a joint venture for the production of polyethylene and polypropylene compounds, then called Borealis-OPP S.A and now called Borealis Brasil S.A. (“Borealis Brasil”), in which the former companies had, as they now have, an equity participation of respectively 20% and 80% of the total and voting capital stock.

     Within the context of that association, the parties entered into (a) an agreement for the supply of polypropylene by Braskem to Borealis Brasil, which was to remain in effect for five (5) years (“Supply Agreement”); and (b) a shareholders agreement (“Shareholders Agreement”) which, among other matters, made provisions about (i) the option of Borealis A/S to purchase the shares of Borealis Brasil held by Braskem, said option to be effective for 5 years as of 2002 (“Call Option”); and (ii) the option of Braskem to sell its shares of Borealis Brasil to Borealis A/S for a period of 2-year beginning in 2005 (“Put Option”).

     On this date, Braskem, Borealis A/S and Borealis Brasil executed the first amendment to the Shareholders Agreement (“Amendment to the Shareholders Agreement”) and the first amendment to the Supply Agreement, the latter being extended for an additional 10 years.

     Among other changes, the Amendment to the Shareholders Agreement extended the timeframe for the exercise of the Put Option by Braskem for a period of 24 months counted as of the date of the termination of the Supply Agreement, as per its amendment, as well as it relegated the Call Option held by Borealis A/S. The remaining provisions were maintained.

São Paulo, February 22, 2006

Paul Altit
Investors Relations Director
Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer